  Appendix 4C
  Quarterly report for entities subject to Listing Rule 4.7B

+Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

Name of entity
Mission New Energy Limited
ABN	Quarter ended (“current quarter”)
63 117 065 719	31 December 2018

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months)$A’000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	-	-
(a) research and development
(b) product manufacturing and operating costs		-	-
(c) advertising and marketing		-	-
(d) leased assets		(2)	(5)
(e) staff costs		-	-
(f) administration and corporate costs		(25)	(92)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	-	-
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(27)	(97)

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  Appendix 4C
  Quarterly report for entities subject to Listing Rule 4.7B

2.	Cash flows from investing activities
2.1	Payments to acquire:
(a) property, plant and equipment		-	-
(b) businesses (see item 10)		-	-
(c) investments		-	-
(d) intellectual property		-	-
(e) other non-current assets		-	-
2.2	Proceeds from disposal of:	-	-
(a) property, plant and equipment
(b) businesses (see item 10)		-	-
(c) investments		-	-
(d) intellectual property		-	-
(e) other assets - retention		-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (Payable associated with retention settled)	-	-
2.6	Net cash from / (used in) investing activities	-	-

3.	Cash flows from financing activities	-	-
3.1	Proceeds from issues of shares
3.2	Proceeds from issue of convertible notes	-	-
3.3	Proceeds from exercise of share options	-	-
3.4	Transaction costs related to issues of shares, convertible notes or options	-	-
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	-	-

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  Appendix 4C
  Quarterly report for entities subject to Listing Rule 4.7B

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of quarter/year to date	125	196
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(27)	(97)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-
4.4	Net cash from / (used in) financing activities (item 3.10 above)	-	-
4.5	Effect of movement in exchange rates on cash held	(6)	(7)
4.6	Cash and cash equivalents at end of quarter	92	92

5.	Reconciliation of cash and cash equivalentsat the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter$A’000	Previous quarter$A’000
5.1	Bank balances	88	101
5.2	Call deposits	4	24
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	92	125

6.	Payments to directors of the entity and their associates	Current quarter$A'000
6.1	Aggregate amount of payments to these parties included in item 1.2	-
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

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  Appendix 4C
  Quarterly report for entities subject to Listing Rule 4.7B

7.	Payments to related entities of the entity and their associates	Current quarter$A'000
7.1	Aggregate amount of payments to these parties included in item 1.2	-
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

8.	Financing facilities availableAdd notes as necessary for an understanding of the position	Total facility amount at quarter end$A’000	Amount drawn at quarter end$A’000
8.1	Loan facilities	NIL	NIL
8.2	Credit standby arrangements	NIL	NIL
8.3	Other (please specify)	NIL	NIL
8.4
Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

9.	Estimated cash outflows for next quarter	$A’000
9.1	Research and development	-
9.2	Product manufacturing and operating costs	-
9.3	Advertising and marketing	-
9.4	Leased assets	(2)
9.5	Staff costs	-
9.6	Administration and corporate costs	(36)
9.7	Other (provide details if material)	-
9.8	Total estimated cash outflows	(38)

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  Appendix 4C
  Quarterly report for entities subject to Listing Rule 4.7B

10.	Acquisitions and disposals of business entities(items 2.1(b) and 2.2(b) above) Acquisitions	Disposals
10.1	Name of entity
10.2	Place of incorporation or registration
10.3	Consideration for acquisition or disposal
10.4	Total net assets
10.5	Nature of business

Compliance statement

1
This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2
This statement gives a true and fair view of the matters disclosed.

Sign here:

Date:   31 January 2019
(Director/Company secretary)

Guy Burnett

Print name:

Notes

1.
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.
If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.
Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

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